U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 28 February, 2022
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 25 February 2022: Dealings in securities by the Group Company
Secretary of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

DEALINGS IN SECURITIES BY THE GROUP COMPANY SECRETARY OF SASOL LIMITED

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements (“Listings
Requirements”), the following information is disclosed relating to dealings in securities of Sasol by the Group Company Secretary of Sasol Limited.
Transaction date:
23 February 2022
Class of securities:
Sasol ordinary shares
Nature of transaction:
Sale of shares on-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Selling Price
per share
(ZAR)
Total value of
the transaction
(ZAR)
M du Toit
Company Secretary: Sasol Limited
and Sasol South Africa Limited
669
329,10
222 167,90

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transaction set out above.

25 February 2022
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2022
By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary